[Baker & McKenzie LLP Letterhead]
February 8, 2008
VIA EDGAR AND COURIER
H. Christopher Owings, Esq.
Assistant Director
Scott Anderegg, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Group Limited
Registration Statement on Form F-4
File No. 333-147659
Dear Mr. Owings and Mr. Anderegg:
     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, we hereby request on behalf of our client, Sims Group Limited (“Sims”), that the above-captioned Registration Statement be declared effective as of 12:00 p.m., Washington, D.C. time, on Tuesday, February 12, 2008, or as soon thereafter as is practicable.
     We hereby acknowledge on behalf of Sims that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sims from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Sims may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Craig A. Roeder
Craig A. Roeder

cc:	Frank M. Moratti
Company Secretary and General Counsel
Sims Group Limited
Sims Group House
Level 6, 41 McClaren Street
North Sydney
New South Wales 2060
Australia

E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
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